DBC Comments 05/11/2011
Laredo Oil, Inc.
111 Congress Avenue
Austin, Texas  78701

May 14, 2011

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:           Laredo Oil, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed September 14, 2010
Form 10-Q for the Fiscal Quarter Ended August 31, 2010
Filed October 15, 2010
Form 10-Q for the Fiscal Quarter Ended November 30, 2010
Filed January 14, 2011
Form 10-Q for the Fiscal Quarter Ended February 28, 2011
Filed April 14, 2011
Response Letter Dated April 14, 2011
File No. 333-153168

Dear Mr. Schwall,

Please find our response to your comments dated April 29, 2011 on the Form 10-K for the Fiscal Year Ended May 31, 2010, and the Response Letter Dated April 14, 2011 filed by Laredo Oil, Inc. (the “Company”).  In connection with our response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the comments enumerated in your letter and the Company’s response to each.

Form 10-K for the Fiscal Year Ended May 31, 2010

General

Comment (1)-We note your response to comment one in our letter dated March 31, 2011 and re-issue the comment.  Please show us how you intend to comply with the comment by providing us on a draft basis a revised “Business” section, using information for the fiscal year ended May 31, 2010.  If you retain the discussion of regulation in the states of Texas, Oklahoma, Arkansas and Montana, clarify that those states are relevant because you identified potential field acquisitions there.

Response (1)—Barring no substantial change in the business model, the Company proposes that it revise its business description in the next Form 10-K due August 29, 2011 by including the following changes to Item 1.  Business:

a) In the Summary section, on page 4 at the end of the third paragraph of that section, the following sentence would be added: “States containing within their boundaries oil fields which are initially being considered for acquisition are Texas, Oklahoma, Arkansas and Montana.” (see full paragraph as proposed on Exhibit A hereto);

b) In the Summary section, on page 4 at the beginning of the fifth paragraph of that section, the following sentence would be added: “To date the Company has not acquired any oil fields.” (see full paragraph as proposed on Exhibit A hereto);

c) In the Competition section, on page 4 in the last line of the only paragraph of that section, the word “additional” would be deleted so that it would read “Our ability to acquire properties...“ (see full paragraph as proposed on Exhibit A hereto);

d) In the Governmental Regulation section, on page 5 after the word “Our” in the first line of the first paragraph of that section, we would insert the word “planned”, so that the paragraph would begin with “Our planned oil and natural gas exploration, production…” (see full paragraph as proposed on Exhibit A hereto);

e) In the Governmental Regulation section, on page 5 after the word “we” in the fifth line of the first paragraph of that section, we would insert the word “may”, so that the sentence would end with “… which we may do business.” (see full paragraph as proposed on Exhibit A hereto)

f) In the Environmental Matters section, on page 5 after “Our” in the first line of the first paragraph of that section, we would insert the word “planned” so that the paragraph would begin with “Our planned operations and properties…” (see full paragraph as proposed on Exhibit A hereto); and

g) In the Environmental Matters section, on page 5 in the first line of the fourth paragraph of the section, we would delete the word “us” and replace it with “we plan to be” so that it would read “such as we plan to be, to prepare…” (see full paragraph as proposed on Exhibit A hereto).

Management’s Discussion and Analysis of financial Condition and Results of Operations, page 8

Comment (2)—We note your response to comments two and three in our letter dated March 31, 2011 and re-issue the comments.  Please show us how you intend to comply with the comments by providing us on a draft basis a revised MD&A section, using information for the fiscal year ended May 31, 2010.  Include the information you provided in your response letter to us.  Also, as requested in prior comment three, explain, from the perspective of May 31, 2010, how you are planning to spend your capital in the next twelve months.  Describe in greater detail your cash needs and explain the types of expenditures that you intend to make.

Response (2)— Barring no substantial change in the business model, the Company proposes that it revise its MD&A  in the next Form 10-K due August 29, 2011 by including the following changes to Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations:

a)  On page 7, after the word “methods.” in the fourth line of the third paragraph of that section, we would insert the following language: “The Company possesses knowhow regarding the oil reservoir characteristics required for successful implementation of the UGD process.  Those characteristics include engineering parameters such as depth, field porosity, permeability, oil viscosity and temperature, and economic parameters such as field accessibility and business climate.  The Company has gathered information on oil fields in the United States and performed a screening process matching oil field data with desired oil field characteristics to arrive at the referenced target list.  The Company has contacted and has had preliminary discussions with several targeted field owners.” (see full paragraph as proposed on Exhibit B hereto); and

b) In the Liquidity and Capital Resources section, on page 8 after “fields.” in the third line of the third paragraph of that section, we would insert the following language: “In addition to acquiring the aforementioned oil fields, funds will be invested in a test well verifying the field characteristics and their applicability to the UGD process.  Upon receiving positive test well results, a shaft then will be bored down through the reservoir, a drilling chamber established under the reservoir, and production drilling commenced.  The entire process is estimated to take between 18 and 24 months, depending on the size of the oil field.  The majority of the funds spent will be consumed by the completion of the shaft and creation of the underground drilling chamber.” (See full paragraph as proposed on Exhibit B hereto).

Security Ownership of Certain Beneficial Owners and Management, page 12

Comment (3)---We note your response to comment two in our letter dated March 31, 2011.  Please confirm that you will include the information presented in your response in your future filings that require a Security Ownership of Certain Beneficial Owners and Management table.

Response (3)---The Company confirms that names will be disclosed in the footnotes in future filings that require a Security Ownership of Certain Beneficial Owners and Management table.

Financial Statements

Note 8 – Notes Payable, page F-10

Comment (4)---We note your response to comment six in our letter dated March 31, 2011 indicating that the Subordinated Convertible Promissory Notes (Notes) are only convertible upon the completion of a future financing.  You also indicate that you applied the guidance of FASB ASC paragraph 480-10-55-22 when recording the financing premium as a liability on your balance sheet.  Please note this guidance is applicable to financial instruments that embody obligations requiring (or permitting at the issuer’s discretion) settlement by issuance of a variable number of the issuer’s equity shares that have a value equal to a fixed monetary amount.  Please specify the terms of the Notes that support the application of this guidance.  In addition, please tell us what consideration you have given as to whether the conversion feature represents an embedded derivative that would require bifurcation under the guidance of FASB ASC subtopic 815-40 or whether the guidance of FASB ASC subtopic 470-20 relating to debt with contingent conversion features may be applicable.

Response (4)---The Company is continuing to work diligently with its auditors to address the issues raised by this comment and appropriately respond.  The Company anticipates that it will be able to provide such a response within five business days after the date of this letter by providing a supplemental response letter addressing this comment.

Comment (5)---We note your response to comment seven in our letter dated March 31, 2011 indicating that you treated the warrants attached to the Notes as well as the warrants issued to Seaside 88 LP and Sutter Securities Incorporated as equity transactions.  As previously requested, please proved a detailed analysis to support your classification of these warrants as equity.  That is, explain how you concluded these instruments are indexed to your own stock and classified as stockholders’ equity in accordance with the guidance in FASB ASC subtopic 815-40.

Response (5)---The Company is continuing to work diligently with its auditors to address the issues raised by this comment and appropriately respond.  The Company anticipates that it will be able to provide such a response within five business days after the date of this letter by providing a supplemental response letter addressing this comment.

Should you have any comments or questions, please call me at (512) 961-3801.

Best regards,

/s/ Bradley E. Sparks
Bradley E. Sparks
Chief Financial Officer and Treasurer
Laredo Oil, Inc.
(512) 961-3801

Exhibit A
Full Paragraphs for Modifications to Item 1. Business Section

[NOTE:  underline reflects inserted language and ~~strike-through~~ reflects deleted language]

a)           The Company plans to use an Enhanced Oil Recovery (“EOR”) method entitled Underground Gravity Drainage (“UGD”).  This method uses conventional mining processes to establish a chamber underneath an existing oil field from where closely spaced wellbores can be drilled up into the reservoir, using gravity to then drain the targeted reservoir through the wellbores.  This method is applicable to mature oil fields that have very specific geological characteristics.  The Company has done extensive research and has identified approximately 100 oil fields within the United States qualified for UGD recovery methods.  The Company intends to pursue and recover stranded oil from selected mature fields chosen from this group as funds become available.  States containing within their boundaries oil fields which are initially being considered for acquisition are Texas, Oklahoma, Arkansas and Montana.

b)           To date the Company has not acquired any oil fields.  When the Company acquires a targeted oil field, we will continue to operate the producing field and expect to generate revenue and profit from doing so. Once development of the underground chamber and the UGD method is prepared for operation, the conventional wells will be capped after UGD production has begun.  The effect of such operations should result in minimal disruption of oil production from our field investments.

c)           The oil industry is highly competitive in all phases. We encounter competition from other oil companies in all areas of operation, including the acquisition of mature fields.  Our competitors include numerous independent oil companies, individuals and drilling and income programs.  Many of our competitors are large, well established companies that have substantially larger operating staffs and greater capital resources than we do. Such companies may be able to pay more for mature and declining oil properties and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to acquire ~~additional~~ properties will depend upon our ability to consummate transactions in a highly competitive environment.

d) & e)                      Our planned oil and natural gas exploration, production, transportation and marketing activities are subject to extensive laws, rules and regulations promulgated by federal and state legislatures and agencies, including but not limited to the Federal Energy Regulatory Commission (“FERC”), the Environmental Protection Agency (“EPA”), the Bureau of Land Management (“BLM”), the Texas Commission on Environmental Quality (“TCEQ”), the Texas Railroad Commission (“TRRC”), the Oklahoma Corporation Commission (“OCC”), the Montana Board of Oil and Gas Conservation (“MBOGC”) and similar type commissions within these states and of the other states in which we may do business. Failure to comply with such laws, rules and regulations can result in substantial penalties, including the delay or stopping of our operations. The legislative and regulatory burden on the oil industry increases our cost of doing business and affects our profitability.

f)           Our planned operations and properties are, like the oil industry in general, subject to extensive and changing federal, state and local laws and regulations relating to both environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and safety and health. The recent trend in environmental legislation and regulation is generally toward stricter standards, and this trend is likely to continue. These laws and regulations may require a permit or other authorization before construction or drilling commences and for certain other activities; limit or prohibit access, seismic acquisition, construction, drilling and other activities on certain lands lying within wilderness and other protected areas; impose substantial liabilities for pollution resulting from our operations; and require the reclamation of certain lands.

A-1

g)           Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as ~~us~~ we plan to be, to prepare and implement spill prevention, control countermeasure and response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act of 1990 (“OPA”) contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. For onshore and offshore facilities that may affect waters of the United States, the OPA requires an operator to demonstrate financial responsibility. Regulations are currently being developed under federal and state laws concerning oil pollution prevention and other matters that may impose additional regulatory burdens on us. In addition, the Clean Water Act and analogous state laws require permits to be obtained to authorize discharge into surface waters or to construct facilities in wetland areas. The Clean Air Act of 1970 and its subsequent amendments in 1990 and 1997 also impose permit requirements and necessitate certain restrictions on point source emissions of volatile organic carbons (nitrogen oxides and sulfur dioxide) and particulates with respect to certain of our operations. We are required to maintain such permits or meet general permit requirements. The EPA and designated state agencies have in place regulations concerning discharges of storm water runoff and stationary sources of air emissions. These programs require covered facilities to obtain individual permits, participate in a group or seek coverage under an EPA general permit. Most agencies recognize the unique qualities of oil and natural gas exploration and production operations. A number of agencies including but not limited to the EPA, the BLM, the TCEQ, the OCC, the MBOGC and similar commissions within these states and of other states in which we do business have adopted regulatory guidance in consideration of the operational limitations on these types of facilities and their potential to emit pollutants. We believe that we will be able to obtain, or be included under, such permits, where necessary, and to make minor modifications to existing facilities and operations that would not have a material effect on us.

A-2

Exhibit B
Full Paragraphs for Modifications to Item 7. MD&A Section

[NOTE: underline reflects inserted language and ~~strike-through~~ reflects deleted language]

a)           The Company plans to use an Enhanced Oil Recovery (“EOR”) method entitled Underground Gravity Drainage ("UGD").  This method uses conventional mining processes to establish a chamber underneath an existing oil field from where closely spaced wellbores can be drilled up into the reservoir, using gravity to then drain the targeted reservoir through the wellbores.  This method is applicable to mature oil fields that have very specific geological characteristics.  The Company has done extensive research and has identified approximately 100 oil fields within the United States qualified for UGD recovery methods.  The Company possesses knowhow regarding the oil reservoir characteristics required for successful implementation of the UGD process.  Those characteristics include engineering parameters such as depth, field porosity, permeability, oil viscosity and temperature, and economic parameters such as field accessibility and business climate.  The Company has gathered information on oil fields in the United States and performed a screening process matching oil field data with desired oil field characteristics to arrive at the referenced target list.  The Company has contacted and has had preliminary discussions with several targeted field owners.  The Company intends to pursue and recover stranded oil from selected mature fields chosen from this group as funds become available.

b)           The Company has no revenue to date from its operations and its ability to implement its plans for the future will depend on the future availability of financing.  We estimate that we will require up to $50 million to enable the Company to acquire two targeted mature oil fields and implement its UGD enhanced oil recovery technique in the smaller of the two fields.  In addition to acquiring the aforementioned oil fields, funds will be invested in a test well verifying the field characteristics and their applicability to the UGD process.  Upon receiving positive test well results, a shaft then will be bored down through the reservoir, a drilling chamber established under the reservoir, and production drilling commenced.  The entire process is estimated to take between 18 and 24 months, depending on the size of the oil field.  The majority of the funds spent will be consumed by the completion of the shaft and creation of the underground drilling chamber.  The Company intends to raise funds through private placements of the Company’s stock and through borrowing.  The financing activities of the Company are current and ongoing, and it will implement its strategy as the timing and amount of financing allow.  However, there can be no assurance that we will be successful in obtaining additional capital for such activities from the sale of its capital stock, or in otherwise raising substantial capital.

B-1